

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 30, 2012

<u>Via E-mail</u>
Miguel Di Nanno
President
Pan American Goldfields Ltd.
595 Howe Street, Suite 906
Vancouver, B.C. V6C 2T5
Canada

> **Re:** **Pan American Goldfields Ltd.**
> **Form 10-K for Fiscal Year Ended February 28, 2011**
> **Filed June 13, 2011**
> **Form 10-Q for Fiscal Quarter Ended November 30, 2011**
> **Filed January 17, 2012**
> **File No. 000-23561**

Dear Mr. Di Nanno:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
 Mining